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                             Kirkpatrick & Lockhart LLP
                           1800 Massachusetts Avenue, N.W.
                                      2nd Floor
                             Washington, DC  20036-1800
                               Telephone (202) 778-9000
                               Facsimile (202) 778-9100





                                  February 28, 1996


     PaineWebber Series Trust
     1285 Avenue of the Americas
     New York, New York  10019

     Ladies and Gentlemen:

              PaineWebber Series Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on November 21, 1986. During its fiscal year ended December 31, 1995, the Trust had ten operating series of shares of beneficial interest:
     Aggressive Growth Portfolio, Asset Allocation Portfolio, Balanced Portfolio, Growth and Income Portfolio, Strategic Fixed Income Portfolio, Global Growth Portfolio, Global Income Portfolio, High Grade Fixed Income Portfolio, Growth Portfolio and Money Market Portfolio. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares of such series which it has registered under the Securities Act of 1933, as amended ("1933 Act"), and which were sold during the fiscal year ended December 31, 1995.

              We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, as now in effect, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we generally are familiar with the business affairs of the Trust. Based on the foregoing, it is our opinion that the shares of each series of the Trust sold during the fiscal year ended December 31, 1995, the registration of which will be made definite by the filing of a Rule 24f-2 Notice, were legally issued, fully paid and nonassessable.

              The Trust is an entity of the type commonly known as a "Massachusetts Business Trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or any series shall look only to the assets of the Trust or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the
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     PaineWebber Series Trust
     February 28, 1996
     Page 2


     Trust. The Declaration of Trust further provides: (i) for indemnification from the assets of the appropriate series for all loss and expense of any shareholders held personally liable for the obligations of the Trust or any series by virtue of ownership of shares of such series; and (ii) for the appropriate series to assume the defense of any claim against the shareholder for any act or obligation of such series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

              We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.


                                       Very truly yours,

                                       KIRKPATRICK & LOCKHART



                                       By  /s/ Elinor W. Gammon
                                           -----------------------------
                                            Elinor W. Gammon
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